SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

La Molina, October 6, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s subsidiary, Banco de Crédito del Perú has reached an agreement with International Finance Corporation (IFC) to acquire 5.4% of the total stock of Financiera Edyficar at a value of US$ 5’191,728.57 which Banco de Crédito del Perú will pay with its own funds.

As a result of this transaction and the acquisitions agreed previously with Cooperative for Assistance and Relief Everywhere Inc. (Care) and Microvest I, L.P., Banco de Crédito del Perú will hold approximately 91.1% of total stock of Financiera Edyficar.

Furthermore, Banco de Crédito del Perú has received on October 2, 2009 the communication N° 47394-2009-SBS from the Superintendency of Banks, Insurance and Pension Funds, which indicates that under the SBS Resolution N° 13424-2009 the Superintendency authorizes Banco de Crédito del Perú to acquire up to 100% of the total stock of Financiera Edyficar.

Yours faithfully,
/s/ Fernando Palao
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative